SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated January 26, 2024.

Buenos Aires, January 26th, 2024

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref.:  General Extraordinary Shareholders’ Meeting of

YPF S.A. held on January 26, 2024 – Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of Tittle II Chapter II, Article 4 paragraph e) of the Rules of the National Securities Commission and of the ByMA and MAE Listing Regulations.

Consequently, it is hereby informed that on January 26, 2024, having complied with all the legal requirements, the Extraordinary General Shareholders´ Meeting of YPF S.A. (“YPF” or the “Company”) was held with the attendance of 87.94 % of YPF´s capital stock, with the attendance of the representatives of the Buenos Aires Stock Exchange and the Argentine Securities Commission (Comisión Nacional de Valores).

Bellow, is a description of the resolutions adopted upon consideration of each of the Items on the agenda that were discussed:

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National State — Ministry of Economy—Secretariat of Energy for Class “A” shares and the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad—FGS) of the Public Social Security System – Argentine Social Security Administration (ANSES)—Law No. 26,425 to sign the minutes of the meeting.

Item 2. Amendment of the Corporate Bylaws. Articles 18th, paragraph c) and 19th, paragraph vi).

The Shareholders’ Meeting approved by a majority of computable votes the amendment of articles 18th c) and 19th vi) of the Company’s Bylaws, unifying in a single person the Chairman of the Board of Directors and the management of the executive functions for the administration of the Company (CEO), in order to achieve a better internal organization, greater synergy in the process of adopting and executing corporate decisions and facilitating communication between Management and the Board of Directors, all in the best interests of the Company.

Yours faithfully,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 26, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer